EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$5,035
Receivables, net	299,958
Inventories	113,705
Deferred income taxes	17,711
Prepaid expenses and other current assets	9,836

Total current asset	446,245
Property, plant and equipment, net	512,085
Goodwill	1,091,773
Identifiable intangible and other assets	189,336

Total	$2,239,439

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$279,608
Current portion of long-term debt	122,289

Total current liabilities	401,897
Long-term debt	297,310
Deferred income taxes	158,741
Other long-term liabilities	68,004
Parent’s net investment:	1,309,263
Parent’s net investment
Accumulated other comprehensive loss	4,224

Total parent’s net investment	1,313,487

Total	$2,239,439

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Year Ended December 31, 2008
Net sales	$4,413,078
Cost of sales	3,425,169

Gross profit	987,909
Operating costs and expenses:
Selling and distribution	623,777
General and administrative	62,903
Amortization of intangibles	3,405
Facility closing and reorganization costs	5,271

Total operating costs and expenses	695,356

Operating income	292,553
Other (income) expense:
Interest expense	27,888
Other (income) expense, net	95,795

Total other expense	123,683

Income from continuing operations before income taxes	168,870
Income taxes	60,318

Income from continuing operations	108,552
Income from discontinued operations, net of tax	205

Net income	$108,757

DEAN HOLDING COMPANY

INFORMATION RELATED TO CONSOLIDATED STATEMENT OF PARENT’S NET INVESTMENT

(Unaudited)

(In thousands)

	Parent’s Net Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent’s Net Investment	Total Parent’s Net Investment
Balance, January 1, 2008	$1,193,029	$(4,407)	$1,188,622
Share-based compensation expense	2,104	—	2,104
Activity with parent	5,373	—	5,373
Net income	108,757	—	108,757	$108,757
Other comprehensive income:
Pension liability adjustment	—	9,752	9,752	9,752
Cumulative translation adjustment	—	(1,121)	(1,121)	(1,121)

Comprehensive income	—	—	—	$117,388

Balance, December 31, 2008	$1,309,263	$4,224	$1,313,487

DEAN HOLDING COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

(In thousands)

Year Ended December 31, 2008
Cash flows from operating activities:
Net income	$108,757
Income from discontinued operations	(205)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,879
Share-based compensation expense	2,104
Gain on disposition of assets and operations	(314)
Write-down of impaired assets	4,017
Deferred income taxes	8,974
Other	(1,196)
Changes in operating assets and liabilities, net of acquisitions:
Receivables, net	32,984
Inventories	5,556
Prepaid expenses and other assets	165
Accounts payable and accrued expenses	(23,309)
Income tax receivable/payable	2,744

Net cash provided by operating activities	217,156
Cash flows from investing activities:
Payments for property, plant and equipment	(72,445)
Payments for acquisitions and investments, net of cash received	(36,320)
Proceeds from sale of fixed assets	2,002

Net cash used in investing activities	(106,763)
Cash flows from financing activities:
Repayment of debt	(76,797)
Net Proceeds from receivables-backed facility	(52,088)
Distribution from parent	7,328

Net cash used in financing activities	(121,557)

Decrease in cash and cash equivalents	(11,164)
Cash and cash equivalents, beginning of period	16,199

Cash and cash equivalents, end of period	$5,035